Exhibit (a)(9)

Press release

CONTACT:       Arch Currid of Compaq Computer Corporation,
               281-514-0484, or arch.currid@Compaq.com



            Compaq Declines to Increase Its Offer to Acquire Proxicom

HOUSTON, May 11, 2001 - Compaq Computer Corporation (NYSE: CPQ) today announced its decision not to increase its offer to acquire Proxicom, Inc. (NASDAQ: PXCM).

     "Compaq intends to aggressively drive its strategy of expanding our services capabilities," stated Peter Blackmore, Compaq executive vice president, Worldwide Sales and Services. "However, at this time, we don't feel current economics warrant increasing our bid for Proxicom."

Company Background

     Compaq Computer Corporation, a Fortune Global 100 company, is a leading global provider of technology and solutions. Compaq designs, develops, manufactures, and markets hardware, software, solutions, and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, and communications products, commercial desktop and portable products, and consumer PCs that are sold in more than 200 countries. Information on Compaq and its products and services is available at http://www.compaq.com.

     This press release may contain forward-looking statements based on current expectations that involve a number of risks and uncertainties. The potential risks and uncertainties that could cause actual results to differ materially include, among others: market conditions, particularly in the U.S.; increased competitive environment and pricing pressures; disruptions related to restructuring activity and delays in the implementation of changes in delivery models. Further information on these and other factors that could affect Compaq's financial results is included in Compaq's Securities and Exchange Commission (SEC) filings, including the latest Annual Report on Form 10-K and the latest quarterly report on Form 10-Q.